Exhibit 99.1

News Release
For immediate release Calgary, Alberta July 20, 2011 TSX: OPC

CNOOC Limited Enters Arrangement Agreement to Acquire OPTI Canada

OPTI Canada Inc. (“OPTI” or the “Company”) announced today that it has entered into an agreement (the “Arrangement Agreement”) with CNOOC Luxembourg S.à r.l, an indirect wholly-owned subsidiary of CNOOC Limited, pursuant to which indirect wholly-owned subsidiaries of CNOOC Limited, will acquire the Second Lien Notes (as defined below) and all of the outstanding shares of OPTI (the “Transaction”). The total value of the Transaction is approximately US$2.1 billion, which includes net consideration of US$1,179 million payable to holders of OPTI’s Second Lien Notes, US$37.5 million payable to backstop parties, US$34 million payable to shareholders and the assumption of US$825 million First Lien Notes. CNOOC Limited is China’s largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world.

Pursuant to the terms of the Arrangement Agreement, CNOOC Limited, through its subsidiaries, will:

•
acquire OPTI's US$1 billion 8.25 percent Senior Secured Notes due 2014 and US$750 million 7.875 percent Senior Secured Notes due 2014 (collectively, the "Second Lien Notes") for a net cash payment of US$1,179 million;

•	acquire all existing issued and outstanding common shares of OPTI for a cash payment of US$34 million equal to US$0.12 per common share; and

•
assume, in accordance with the notes’ indentures, the Company’s US$300 million 9.75 percent First Lien Notes due 2013 and its US$525 million 9.00 percent First Lien Notes due 2012 (collectively, the “First Lien Notes”).

The Board of Directors of OPTI has determined that the Transaction is in the best interest of the Company and voted unanimously in favour of the Transaction.

Chris Slubicki, President and Chief Executive Officer of OPTI stated, “We are very pleased with this transaction and believe it is in OPTI’s best interest. CNOOC Limited is a technically experienced and well-capitalized company that is equipped to support further development at Long Lake and future expansions in the Canadian oil sands.”

Mr. Yang Hua, Chief Executive Officer of CNOOC Limited commented, “The transaction strengthens our Canadian presence in the oil sands business. We believe that upside potential of the assets will facilitate local energy supply and our production growth in the long term.”
The Transaction is subject to approval by a majority in number, representing at least 66 2/3 percent of the principal amount, of votes cast by the holders of the Company’s Second Lien Notes. OPTI has received executed support agreements (the “Support Agreements”) from holders of approximately 55 percent of the principal amount of the Second Lien Notes pursuant to which they have agreed to vote in favour of the Transaction. If the Transaction is terminated, other than pursuant to a Superior Proposal, the parties to the Support Agreements have agreed, in certain circumstances, to pursue the restructuring plan outlined in the Company’s press release dated July 13, 2011. The Noteholder Meeting regarding these matters is expected to occur in September 2011.

The Transaction is subject to certain terms and conditions including, among other things, applicable government and regulatory approvals by relevant authorities in Canada and the People’s Republic of China, and Alberta court approval. The Transaction is expected to close in the fourth quarter of 2011. It is expected that the Transaction will not be subject to a vote of the shareholders of OPTI.

The Transaction will be effected by way of a plan of arrangement through concurrent proceedings under the Companies’ Creditors Arrangement Act (the “CCAA”) and the Canada Business Corporations Act. All of OPTI’s trade creditors and its project operator, Nexen Inc., will be paid in the ordinary course.

Scotia Waterous Inc. and TD Securities Inc. are acting as financial advisors to OPTI on the Transaction and Macleod Dixon LLP is acting as legal advisor to OPTI on the Transaction and in connection with the restructuring. Lazard Frères & Co. is acting as advisor to OPTI in connection with the restructuring. The Supporting Noteholders are being advised by Canaccord Genuity Corp. and Bennett Jones LLP. More information about OPTI’s plan of arrangement proceedings can be found at www.opticanada.com.

About OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada. Our first project, the Long Lake Project, has a design capacity for 72,000 barrels per day (bbl/d), on a 100 percent basis, of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses our proprietary OrCrude™ process, combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is designed to produce up to 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC™). Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc. (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

About CNOOC Limited
CNOOC Limited operates in offshore China and worldwide and had 2010 current production of approximately 901 Mboe/d (20% gas) and year end 2010 proved reserves of approximately 3.0 Bboe. CNOOC Limited is a publicly traded company listed on both the NYSE and the Hong Kong stock exchange.

FORWARD-LOOKING INFORMATION
All amounts are in Canadian dollars unless specified otherwise. Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the planned level of bitumen (oil) production and PSC™ production at the Long Lake Project; the expected selling price of the PSC™; the anticipated outcome of the Company’s proceedings under the CCAA; the expected support and voting of Noteholders for the Transaction by way of the Support Agreements; the expected and targeted implementation date for the Transaction; and the ability of the Company to continue to pay or satisfy its trade payables and employee obligations in the ordinary course. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. Actual events or results may differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the availability and costs of financing; oil prices and market price for PSC™ and Premium Synthetic Heavy; and foreign currency exchange rates and derivative instruments risks. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form, filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies. Additional information relating to our Company can be found at www.sedar.com.

For further information please contact:
Krista Ostapovich, Investor Relations
(403) 218-4705
ir@opticanada.com

OPTI Canada Inc.
Suite 1600, 555 – 4th Avenue SW
Calgary, Alberta, Canada T2P 3E7
(403) 249-9425